EXHIBIT (a)(6)

FORM OF
PROMISE TO GRANT STOCK OPTION(S)

          In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Nu Skin Enterprises, Inc. ("Nu Skin"), Nu Skin hereby promises to grant you a stock option or options, as applicable, covering shares of Nu Skin's Class A common stock on April 19, 2002 (the "New Option(s)"), which is the same number of shares subject to the options which you tendered for exchange and which were cancelled on October 17, 2001. The exercise price of each New Option will be the closing price of Nu Skin's Class A common stock as listed on the New York Stock Exchange on April 19, 2002, except as otherwise set forth in the offer (as defined below). Each New Option will vest according to the same vesting schedule as the Old Option it replaces (except for New Options granted to vice presidents and executive officers of Nu Skin, one of its subsidiaries or any successor company (as applicable), in which case, the vesting schedule shall be in accordance with the terms set forth in the Offer to Exchange (as defined below)), subject to your having the same Service Status (as defined below). Each New Option will otherwise be subject to the standard terms and conditions under the Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the "1996 Stock Plan") and applicable form of stock option agreement.

          Prior to the grant of New Options on or about April 19, 2002, it is possible that Nu Skin might effect or enter into a merger or other similar transaction whereby Nu Skin would be acquired by another company. This Promise to Grant Stock Options (this "Promise") is evidence of a binding commitment that Nu Skin's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on or about April 19, 2002. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Nu Skin's), with an exercise price equal to the fair market value of the acquirer's stock on the date of grant of the new options, and would be unaffected by the acquirer's treatment of Nu Skin's existing stock option plans. If, however, Nu Skin is acquired by another company and the acquiring company, as part of the transaction or otherwise, decides to terminate some or all of Nu Skin's employees prior to the grant date of new options under the offer, those terminated employees would receive neither a New Options nor a return of their Old Options.

          In order to receive the New Option(s), you must have the same relationship as an employee of Nu Skin, one of its subsidiaries or any successor company in a merger or acquisition (as applicable) ("Service Status") on the date the New Option(s) is granted as you had with Nu Skin on the date the Old Option(s) is cancelled. This Promise does not constitute a guarantee of employment with Nu Skin for any period. Your employment relationship with Nu Skin remains "at will" and can be terminated by either you or Nu Skin at any time, with or without cause or notice. If you voluntarily terminate your employment with Nu Skin or if Nu Skin terminates your employment for any reason before April 19, 2002, you will lose all rights you have to receive any New Options.

          This Promise is subject to the terms and conditions of the Offer to Exchange Certain Outstanding Options for New Options dated September 17, 2001 (the "Offer to Exchange"), the memorandum from Claire H. Averett, Vice President of Human Resources of Nu Skin dated

September 17, 2001, the Nu Skin Enterprises, Inc. Offer to Exchange Options Election Form (the "Election Form") previously completed and submitted by you to Nu Skin, this Promise and the Notice to Change Election From Accept to Reject (which together, as they may be amended from time to time, constitute the "offer" or "program"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Nu Skin with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Nu Skin.

NU SKIN ENTERPRISES, INC.

By:

Its:

Date:                                        , 2001